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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            SCHEDULE 14D-9
                          (Amendment No. 13)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
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                            ITT CORPORATION

                       (Name of Subject Company)
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                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)
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                      Common Stock, no par value
      (including the associated Series A Participating Cumulative
                   Preferred Stock Purchase Rights)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)
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                         RICHARD S. WARD, Esq.
                       Executive Vice President,
                General Counsel and Corporate Secretary
                            ITT Corporation
                      1330 Avenue of the Americas
                        New York, NY 10019-5490
                            (212) 258-1000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        PHILIP A. GELSTON, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000

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                             INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On June 9, 1997, the Company entered into a definitive contract with respect to its previously announced agreement in principle for FelCor Suites Hotels, Inc. to purchase 5 ITT Sheraton owned hotels for $200 million in cash. The transaction, which represents the beginning of a long-term strategic alliance between FelCor and the Company, is expected to be completed by June 30, 1997.

          A copy of a press release announcing the signing of the definitive contract is filed as Exhibit 56 hereto and is incorporated herein by reference. The definitive contract for the transaction is a Contract for Purchase and Sale of Hotels dated as of June 5, 1997, among ITT Sheraton Corporation, certain ITT Sheraton Corporation subsidiaries and FelCor Suites Limited Partnership, a copy of which is filed as Exhibit 57 hereto and is incorporated herein by reference. Additional documentation, which will be executed at the closing of the transaction, will include a Management Agreement between Sheraton Operating Corporation and a limited liability company ("FCH L.L.C.") to be formed by FelCor in respect of each transferred property; a Lease Agreement between FelCor Suites Limited Partnership and FCH L.L.C. in respect of each transferred property; and a Revolving Credit Agreement between FCH L.L.C. and ITT Sheraton Corporation. Copies of the form of Management Agreement, Lease Agreement and Revolving Credit Agreement are filed as Exhibits 58, 59 and 60 hereto, respectively, and are incorporated herein by reference.

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Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibits:


56. Text of Press Release issued by the Company dated June 9, 1997.
57. Contract for Purchase and Sale of Hotels dated as of June 5, 1997 among ITT Sheraton
      Corporation, certain ITT Sheraton Corporation subsidiaries and FelCor Suites Limited
      Partnership.
58.   Form of Management Agreement between FCH L.L.C.
      and Sheraton Operating Corporation.
59.   Form of Lease Agreement between FelCor Suites
      Limited Partnership and FCH L.L.C.
60.   Form of Revolving Credit Agreement between FCH
      L.L.C. and ITT Sheraton Corporation.


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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                      ITT CORPORATION



                      By   /s/ RICHARD S. WARD
                         -------------------------------
                      Name: Richard S. Ward
                      Title: Executive Vice President,
                             General Counsel and
                             Corporate Secretary


Dated as of June 9, 1997

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                             EXHIBIT INDEX



Exhibit             Description                            Page No.

(56)     Text of Press Release issued by the Company
         dated June 9, 1997............................
(57)     Contract for Purchase and Sale of Hotels
         dated as of June 5, 1997 among ITT Sheraton
         Corporation, certain ITT Sheraton
         Corporation subsidiaries and FelCor Suites
         Limited Partnership...........................
(58)     Form of Management Agreement between FCH
         L.L.C. and Sheraton Operating Corporation
         (included as Exhibit K to Exhibit 57
         hereto).......................................
(59)     Form of Lease Agreement between FelCor
         Suites Limited Partnership and FCH L.L.C.
         (included as Exhibit L to Exhibit 57
         hereto).......................................
(60)     Form of Revolving Credit Agreement between
         FCH L.L.C. and ITT Sheraton Corporation
         (included as Exhibit M to Exhibit 57
         hereto).......................................